UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K for 27 September, 2021

Commission File Number 1-31615

Sasol Limited
50 Katherine Street
Sandton 2196
South Africa
(Name and address of registrant's principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 20-F __X__   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Yes _____   No __X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes _____   No __X__

Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes _____   No __X__

ENCLOSURES:

Sens Announcement dated 27 September 2021: Grant and acceptance of share awards by
directors, prescribed officers and the company secretary of Sasol Limited and directors of
major subsidiaries of Sasol Limited

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes: JSE: SOL   NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896   US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or "Company")

GRANT AND ACCEPTANCE OF SHARE AWARDS BY DIRECTORS, PRESCRIBED OFFICERS AND THE COMPANY SECRETARY OF SASOL LIMITED AND DIRECTORS OF MAJOR SUBSIDIARIES OF SASOL LIMITED

In compliance with paragraphs 3.63 to 3.66 of the JSE Listings Requirements, Sasol hereby announces that executive directors, prescribed officers and the company secretary of Sasol, and directors of major subsidiaries of Sasol, have been granted, and have accepted, conditional share awards in terms of the Sasol Long-Term Incentive ("LTI") Plan ("the Plan").

The Board of Sasol Limited or the Sasol Remuneration Committee ("the Committee"), as appropriate, approved the following annual share awards made on 27 September 2021 in accordance with the rules of the Plan.

The vesting of the awards will be subject to service conditions and, on performance shares, the achievement of the following corporate performance targets:

FY22 | Performance period from 1 July 2021 – 30 June 2024				
KPI (Key Performance Indicator)	**WEIGHTING**	**THRESHOLD (0%)**	**TARGET (100%)**	**STRETCH TARGET (200%)**
Holistic focus on ESG Matters	25%	Achieve a sustainable 3% reduction (equating to 1.8mtpa CO_2e) in Scope 1 and Scope 2 emissions off a 2017 baseline by end FY24 for the Energy business (4%) 40% RE power for Sasol Chemical operations in Europe and Americas by end FY24 (3%) Within 10% of the DJSI inclusion score by November 2023 (3%)	Achieve a 3.8% reduction (equating to 2.36mtpa CO_2e) in Scope 1 and Scope 2 emissions off a 2017 baseline by end FY24 for the Energy business (10%) 60% RE power for Sasol Chemical operations in Europe and Americas by end FY24 (8%) Within 6% of the DJSI inclusion score by November 2023 (7%)	Achieve a 4.5% reduction (equating to 2.78mtpa CO_2e) in Scope 1 and Scope 2 emissions of a 2017 baseline by end FY24 for the Energy business (20%) 80% RE power for Chemical operations in Europe and Americas by end FY24 (16%) Within 3% of the DJSI inclusion score by November 2023 (14%)
Return on Invested Capital	25%	ROIC (excl AUC) at SA WACC of 13,5% per annum (0%)	ROIC (excl AUC) at SA WACC of 13,5% +1% = 14,5% per annum (15%)	ROIC (excl AUC) at SA WACC of 13,5% +2% = 15,5% per annum (30%)
	25%	ROIC (excl AUC) at US WACC of 8% per annum (0%)	ROIC (excl AUC) at US WACC of 8% +0,5% = 8,5% per annum (10%)	ROIC (excl AUC) at US WACC of 8% +1% = 9% per annum (20%)
Relative TSR measured against the peer group	25%	50th percentile of the index (12,5%)	60th percentile of the index (25%)	75th percentile of the index (50%)

All prescribed officers and executive directors of Sasol must meet minimum shareholding requirements.

In terms of the rules of the Plan, the participants have to decline such an award within ten business days after the award date, failing which the award will be deemed to have been accepted.

The rules of the Plan are available on the Sasol website at www.sasol.com.

The following awards have been made to prescribed officers and directors of Sasol and major subsidiaries:

Award date:	27 September 2021
Acceptance date:	08 October 2021
Vesting periods:	In respect of performance shares (65% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (35% of the award): 100% after 5 years
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R249.12
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[2]
Brand, H C	Sasol Limited: Prescribed officer	26 933	6 709 871.65
Grobler, F R	Sasol Limited: Director	63 221	15 749 752.19
Kahla, V D	Sasol Limited: Director Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	32 160	8 012 115.73
Klingenberg, B E	Sasol Limited: Prescribed officer Sasol Chemicals (USA) LLC: Director Sasol Oil (Pty) Ltd: Director	37 487	9 338 879.05
Mabelane, B P	Sasol Limited: Prescribed officer Sasol Oil (Pty) Ltd: Director	32 010	7 974 655.78
Mokoena, C K	Sasol Limited: Prescribed officer Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	26 418	6 581 372.67
Victor, P	Sasol Limited: Director	40 957	10 203 409.29

Note 1 Strike price per share is nil. The shares were awarded at R249.12 being the closing price on 23 September 2021.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:	27 September 2021
Acceptance date:	08 October 2021
Vesting periods:	In respect of performance shares (65% of the award): 50% after 3 years and the balance after 5 years In respect of time restricted shares (35% of the award): 100% after 5 years
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR:[1]	US$16.52
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (USD)[2]
Griffith, B V	Sasol Limited: Prescribed officer	35 267	582 617.90

Note 1 Strike price per share is nil. The shares were awarded at US$16.52 being the closing price on 24 September 2021.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

The following annual share awards have been made to directors and the company secretary of major subsidiaries of Sasol Limited:

Award date:	27 September 2021
Acceptance date:	08 October 2021
Vesting periods:	50% after 3 years and the balance after 5 years [2] 100% after 3 years [3] 25% - 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3-year performance period
Class of securities:	Sasol ordinary shares
Nature of transaction:	Annual LTI Award (off-market)
Price per share:[1]	R249.12
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (ZAR)[4]
Baijnath, B[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	10 786	2 687 127.08
Booley, T[2]	Sasol South Africa Limited: Director	10 796	2 689 624.41
Du Toit, M[3]	Sasol Limited: Company Secretary Sasol South Africa Limited: Company Secretary	6 221	1 549 933.81
Khoele, G L[3]	Sasol Oil (Pty) Ltd: Director	5 479	1 365 131.39
Laxa, R M[2]	Sasol South Africa Limited: Director	11 053	2 753 646.87
Mokomela, D T[3]	Sasol South Africa Limited: Director	5 527	1 376 936.95
Nndwammbi, N G[2]	Sasol South Africa Limited: Director Sasol Oil (Pty) Ltd: Director	9 242	2 302 538.26
Powys, M L[3]	Sasol Oil (Pty) Ltd: Director	4 430	1 103 819.86
Stofberg, N[3]	Sasol Chemicals (USA) LLC: Director	7 543	1 879 354.34
Vilakazi, P M[3]	Sasol Oil (Pty) Ltd: Director Sasol South Africa Limited: Director	8 322	2 073 237.96

Note 1 Strike price per share is nil. The shares were awarded at R249.12 being the closing price on 23 September 2021.
Note 4 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Award date:	27 September 2021
Acceptance date:	08 October 2021
Vesting periods:	50% after 3 years and the balance after 5 years 30% of the award is subject to the achievement of corporate performance targets to be achieved over the 3 year performance period
Class of securities:	Sasol American Depository Receipts (ADRs)
Nature of transaction:	Annual LTI Award (off-market)
Price per ADR[1]	US$16.52
Nature and extent of interest:	Direct beneficial

Surname and initials	Company and designation	Number of shares	Total value of the transaction (USD)[2]
Stouder, E	Sasol Chemicals (USA) LLC: Director	14 092	232 802.80

Note 1 Strike price per share is nil. The shares were awarded at US$16.52 being the closing price on 24 September 2021.
Note 2 The total transaction value is the price per share multiplied by the number of Sasol ordinary shares / ADRs awarded.

Clearance to deal has been obtained for all the transactions set out above in terms of paragraph 3.66 of the JSE Listings Requirements.

27 September 2021
Sandton

Sponsor: Merrill Lynch South Africa (Pty) Limited t/a BofA Securities

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 September 2021

By: /sgd/M du Toit
Name: M du Toit
Title: Group Company Secretary